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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                             J.D. EDWARDS & COMPANY
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   281667 10 5
                                 (CUSIP Number)

                                       N/A
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)

[X]      Rule 13d-1(c)

[ ]      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of the cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (CONTINUED ON THE FOLLOWING PAGE(S))


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CUSIP No. 281667 10 5                                                Page 2 of 5

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         1)  Names of Reporting Persons.
                  Kevin Edward McVaney

         I.R.S. Identification Nos. of Above Persons (entities only)
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         2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a) [ ]
                  (b) [X]
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         3)  SEC Use Only
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         4)  Citizenship or Place of Organization
                  United States
--------------------------------------------------------------------------------
         Number of
         Shares            5) Sole Voting Power
         Beneficially               9,522,088 (1)
         Owned by          -----------------------------------------------------
         Each Reporting    6)  Shared Voting Power
         Person With                6,388 (2)
                           -----------------------------------------------------
                           7)  Sole Dispositive Power
                                    9,522,088 (1)
                           -----------------------------------------------------
                           8)  Shared Dispositive Power
                                    2,509,673 (3)
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         9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                  12,031,761
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         10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
             (See Instructions)
                  [ ]     N/A
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         11)      Percent of Class Represented by Amount in Row (9) 11.1%
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         12) Type of Reporting Person (See Instructions)
                  IN
--------------------------------------------------------------------------------
(1) Includes 9,521,377 shares held indirectly in the Kevin Edward McVaney Trust dated June 26, 1999, Kevin E. McVaney, Trustee; and 711 shares held directly by Mr. McVaney.
(2) Includes 6,388 shares voted by Mr. McVaney and his spouse as Trustees of the Charles Edward McVaney II Trust dated July 22, 1996.
(3) Includes all shares in footnote 2 plus 2,503,285 shares held indirectly as beneficiary of the TyL Ranch Irrevocable Trust dated August 11,
         1999.


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CUSIP No. 281667 10 5                                                Page 3 of 5


ITEM 1(a) NAME OF ISSUER:

          J.D. Edwards & Company

ITEM 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          One Technology Way
          Denver, CO  80237

ITEM 2(a) NAMES OF PERSONS FILING:

          Kevin Edward McVaney

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          2050 Deer Spring Drive
          Henderson, Nevada 89014

ITEM 2(c) CITIZENSHIP:

          United States citizen

ITEM 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock, par value $0.001

ITEM 2(e) CUSIP NUMBER:

          281667 10 5

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b) OR 13D-2(b), CHECK WHETHER THE PERSON FILING IS A :

         (a) [ ] Broker of Dealer registered under Section 15 of the Act
         (b) [ ] Bank as defined in Section 3(a)(6) of the Act
         (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act
         (d) [ ] Investment Company registered under Section 8 of the Investment Company Act
         (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
         (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Benefit Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(ii)(F)
         (g) [ ] Parent Holding Company, in accordance with
         Section 240.13d-1(b)(ii)(G) (Note: See Item 7)
         (h) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

                 N/A

ITEM 4. OWNERSHIP.

         Based on information provided by J.D. Edwards & Company, there were 108,118,478 shares of common stock outstanding on December 31, 1999.

         (a) Amount Beneficially Owned:
                  12,031,761


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CUSIP No. 281667 10 5                                                Page 4 of 5


         (b) Percent of Class:
                  11.1%

         (c) Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote:
                           9,522,088

                  (ii) shared power to vote or direct the vote:
                           6,388

                  (iii) sole power to dispose or to direct the disposition of:
                           9,522,088

                  (iv) shared power to dispose or to direct the disposition of:
                           2,509,673

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS.

         N/A

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         N/A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

         N/A

ITEM 10. CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP No. 281667 10 5                                                Page 5 of 5


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2000
----------------------------------------
Date

By:  /s/ Kevin Edward McVaney
   -------------------------------------
Name:    Kevin Edward McVaney